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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

August 1, 2022

VIA EDGAR

Lisa N. Larkin

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Wellings Real Estate Income Fund

Registration Statement on Form 10

File No. 000-56432

Dear Ms. Larkin:

This letter sets forth the response of our client, Wellings Real Estate Income Fund (the “Fund”), to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), sent via email on July 1, 2022 and subsequent discussions with the Staff (the “Comment Letter”), pertaining to the Amendment No. 1 to the Registration Statement on Form 10, filed with the Commission on June 24, 2022 (the “Registration Statement”). The Fund’s responses to the Staff’s comments contained in the Comment Letter are set out forth below. On August 1, 2022, the Fund filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) in response to the Comment Letter.

Legal Review Comments

1.             Comment:             Please provide additional disclosure regarding the treatment of leverage by controlled subsidiaries of the Fund with regard to non-recourse leverage held at the subsidiary level.

  Response:             The Fund has made application revisions to the Amended Registration Statement.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Ms. Lisa N. Larkin

August 1, 2022

2.             Comment:            Please provide copies of the proposed Amended and Restated Declaration of Trust and Transfer Agency Agreement with the next amendment to the Registration Statement.

  Response:             The Fund has included the above-referenced documents with the Amended Registration Statement.

Accounting Review Comments

1.             Comment:             Fee table (page 15) – Annual expenses should be shown as a percentage of net assets attributable to common shares. The base management fee in the table is presented as 1.25% which is based on Targeted assets.

  Response:             The Fund intends to be fully invested in Targeted Assets and Net assets are expected to approximate Targeted Assets.

2.             Comment:             Fee table (page 15) – The registration statement states that you may engage in leverage. Please confirm whether you intend to engage in leverage and, if so, please include an estimate of interest expense on borrowed funds in the fee table.

  Response:             The Fund does not intend to use leverage but may from time to time to fund distributions or redemptions and only to meet short term liquidity needs.

3.             Comment:             Expense example (page 16) – In the fee calculation example under the caption “Fees Table and Synopsis,” please revise the estimated expenses to the nearest round number.

  Response:             The Fund will revise the estimated expenses on pg. 16 of the Amended Registration Statement to reflect the nearest round number.

4.             Comment:            Financial Statements (page F-3) - Please provide a Statement of Operations. Required as the Fund is responsible for paying org and offering costs after reimbursing the Adviser once $20 million in investor subscriptions are received.

  Response:             The Fund will revise page F-3 of the Amended Registration Statement to include a Statement of Operations.

5.             Comment:            Financial Statements (page F-5) – Please remove the line “which are subject to the Expense Limitation Agreement” from Note 5 Organization and Offering Costs. There is no disclosure related to an Expense Limitation Agreement in the registration statement or the Investment Advisory Agreement.

  Response:             The Fund will provide disclosure relating to the Expense Limitation Agreement on pg. F-5 of the Amended Registration Statement.

6.             Comment:             Financial Statements (page F-5) – As the Fund is not continuously offered, offering costs should be charged to paid-in-capital upon sale of shares in accordance with ASC 946-20-25-5. Please revise the disclosure.

  Response:             The Fund will revise the disclosure on pg. F-5 of the Amended Registration Statement to reflect that offering costs will be charged to paid-in-capital upon the sale of shares in accordance with ASC 946-20-25-5.

Sincerely,

/s/ Martin H. Dozier
Martin H. Dozier

cc:	Benjamin Kahle

Paul Moore

Fred Teufel